Exhibit II.1

This notice is important and requires your immediate attention. If you have any questions as how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer referenced in this notice and related Offer documents, the securities offered pursuant to such Offer or the adequacy of the information contained in this notice and related Offer documents and it is an offence to claim otherwise.

OFFER TO PURCHASE

all of the outstanding common shares of

IBEX TECHNOLOGIES INC.

for

either of the following per IBEX common share, at the election of the depositing holder:

$0.42, in cash, subject to proration

or

0.1254 common shares of IMI International Medical Innovations Inc.

by

IMI INTERNATIONAL

MEDICAL INNOVATIONS INC.

subject to the procedures and limitations described in the Offer documents.

IMI International Medical Innovations Inc. (“IMI”) hereby offers (the “Offer”) upon the terms and subject to the conditions set forth in the Offer and in the related letter of transmittal to issue for each issued and outstanding IBEX common share (each a “IBEX Share”, collectively, the “IBEX Shares”) either one of the following (referred to as the “Offered Consideration”), at the election of the depositing holder:

(i)	$0.42 in cash, unless subject to proration if IBEX Shareholders request in the aggregate more than the maximum cash available; or

(ii)	0.1254 common shares in the capital of IMI.

Shareholders may choose from among the two types of Offered Consideration, although the election must be made as to all IBEX Shares deposited pursuant to the Offer.

The Offer is subject to certain conditions, including, without limitation, that not less than 66 2/3% of the IBEX Shares (on a fully-diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time. Subject to applicable law, IMI reserves the right to withdraw the Offer and not take up and pay for IBEX Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or waived by IMI prior to the Expiry Time.

The IMI Shares (TSX: IMI; AMEX: IME) are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) and the IBEX Shares (TSX: IBT) are listed on the TSX. Based on the trading price of the IMI Shares and IBEX Shares on the TSX as at November 1, 2004 (being the last trading day prior to IMI’s announcement of the Offer), the Offer values each IBEX Share at $0.42, representing a premium of 45% to the closing trading price of the IBEX Shares on the TSX. The Offer represents a premium of 52% based on the volume weighted average trading price of the IMI Shares and the IBEX Shares for the 50 trading days ended November 1, 2004 of $3.39 and $0.28, respectively, on the TSX. The closing prices of the IMI Shares on November 1, 2004 on the TSX and the AMEX were $3.35 and US$2.73, respectively.

Shareholders are advised that there are certain risk factors inherent in an investment in the IMI Shares and the activities of the IMI. The Offer documents contain important information which should be read carefully before any decision is made with respect to the Offer. Please see the Offer documents for further information.

The Dealer Manager for the Offer is:

Desjardins Securities Inc.

In Toronto Desjardins Securities Inc. 145 King Street West Suite 2750 Toronto, Ontario M5H 1J8	In Montreal Desjardins Securities Inc. 1 Complexe Desjardins South Tower, 29th Floor P.O. Box 394, Station Desjardins Montreal, Quebec H5B 1J2

Shareholders Call Toll-Free:

1-888-847-2164 Attention Vincent Marchak (English speakers)

1-800-361-4342 Attention Michael Dalgleish (French speakers)

Banks and Brokers Call Toll-Free:

1-888-847-2164 Attention Vincent Marchak

November 4, 2004